

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2012

<u>Via E-mail</u>
Phillip L. Spector
Executive Vice President
Intelsat Global Holdings S.A.
4, rue Albert Borschette
L-1246 Luxembourg

> **Re: Intelsat Global Holdings S.A.**
> **Registration Statement on Form F-1**
> **Filed May 18, 2012**
> **File No. 333-181527**

Dear Mr. Spector:

    We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Our Reorganization Transactions, page 10

1. We note your disclosure on page F-64 that you will pay a stock dividend to the holders of your common shares immediately prior to the consummation of your initial public offering. Please expand your disclosure on page 10 to address the total amount of benefits that will accrue to the funds advised by BC Partners and Silver Lake as well as your other current shareholders in connection with this transaction. Your disclosure should include, but not be limited to, the stock dividend and the termination fee to be paid in connection with your monitoring fee agreement.

Use of Proceeds, page 13

2. Expand your disclosure to reference your anticipated use of the proceeds to pay funds advised by BC Partners and Silver Lake a fee in connection with the termination of your monitoring fee agreement (as described on page 37).

Use of Proceeds, page 37

3. Expand your disclosure to quantify the approximate amount of the proceeds intended to be used to repay, redeem, retire or repurchase your indebtedness and modify the disclosure to comply with Instruction 4 to Item 504 of Regulation S-K.

Results of Operations, page 54

4. We note your disclosure on page 100 that on average over the last three years 7% of each year's revenue was sourced from completely new business. However, we also note that the percentage of each year's revenue from new business has decreased each year since 2009. Please expand the disclosure in your results of operations to address management's assessment of the factors causing this decline.

Our Competitive Advantages, page 96

5. We note that your graphics reference revenues for the twelve-month period ending December 31, 2010. Please provide updated information, if available.

Description of Share Capital, page 154

6. Your discussion under this heading should be complete. It is not sufficient to merely reference your memorandum and articles of association and "applicable law" when discussing the material rights of your shareholders or information material to the rights associated with the shares they may own. Your use of the term "subject to" often implies additional rights, privileges, or restrictions that are not explained in your descriptions. Therefore, please revise your new disclosure as follows under the following headings to ensure you have adequately discussed all of the information required by Items 10.A and 10.B of Form 20-F:
   - Your reference to the terms of "a relevant depository agreement" under "Form and transfer of Shares" on page 156;
   - Your reference to provisions of your articles of incorporation and/or applicable law under "General Meeting of Shareholders" on page 158; and
   - Your reference to "in compliance with the Luxembourg law of 10th August 1915."

Other

7. We note the statements in your artwork provided supplementally on May 30, 2012 that you operate the world's largest satellite services business and use the world's largest integrated satellite and fiber network. In order to provide greater context to your disclosure, please revise your artwork to identify your market share.

8. We note the legal opinion provided supplementally on May 30, 2012. Please revise the

opinion to clarify that the certifications made to counsel pertained only to factual matters.

You may contact Michael Henderson, Staff Accountant at (202) 551-3364 or Terry French, Accountant Branch Chief at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Adviser at (202) 551-3367 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail
    Raphael M. Russo